FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008
Commission File Number:  001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Translation of registrant's name into English)

7 Reid Street
4th Floor
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

INCORPORATION BY REFERENCE

The Letter to Unitholders and Press Release attached as exhibits hereto are incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Letter to Unitholders

99.2	Press Release, Dated February 21, 2008, Brookfield Infrastructure Partners Announces Fourth Quarter and Year-End Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2008

BROOKFIELD INFRASTRUCTURE
PARTNERS L.P. by its General Partner
BROOKFIELD INFRASTRUCTURE
PARTNERS LIMITED

By:	/s/ James Keyes
Name: James Keyes
Title: Director